Exhibit 99.1

Tombstone Exploration Corporation Files Additional Exploration Permits Adjacent To Its 100% Owned Zebra Property

Phoenix, AZ--February 14, 2012--Tombstone Exploration Corporation (OTCBB:TMBXF) (OTCQB:TMBXF)  announced today that the Company has applied for new State Exploration Permits for minerals, including Gold, Silver and Copper in the eastern edge of the Tombstone Mining District.  These applications should be executed and finalized by the Arizona State Land Department within the next sixty days.

The Additional Permits, once approved, will encompass 2,157 acres in Cochise County, Tombstone, Arizona, adjacent to the 100% Company-owned Zebra property of 2,000 acres. The property is almost adjacent to the northern boundary of the Hay Mountain property of  Liberty Star Uranium and Metals Corp. that has recently had its own 43-101 report completed on the Tombstone Mining District and is currently conducting an active exploration program that they claim has great potential for the discovery of copper, moly, gold and other metals.

The Zebra Prospect is a disseminated gold property located in Cochise County, Arizona, approximately three miles southeast of the town of Tombstone, in T20S, R23E, Sections 20, 21, 27, 28, 29, 32, 33 and 34. The property totals 4,157 acres and consists entirely of State land for which Arizona State Prospecting Permits have been secured or applied for.  It is believed that the prospect lies within the metallogenic zonation halo of the Tombstone District. The shallow ores of the central district were known to be high in silver and lower in gold. Conversely, and in accordance with zonational patterns, the Zebra Property has high gold, and relatively moderate silver values.

During a detailed mapping program during the 1980s, thirty-three samples were collected of jasperoid, jasperoid breccia, silica vein material, hematitically altered silty limestone, dolomite and silicified rhyolite porphyry. Seven of these samples assayed >.20 ounces per ton gold and another three assayed >.10 ounces per ton gold. The highest assay was 1.0268 ounces per ton gold collected from an outcrop of black to red jasperoid breccia. These historical assays strongly support previous assay data from the property and suggest the occurrence of a large bulk tonnage disseminated gold deposit on the property. Geophysical surveys conducted on the property in the 1980s also suggest the possibility of a gold skarn deposit at depth.

Alan Brown, President of Tombstone, stated, “With prices for metals at historic high levels, the time to move aggressively forward is now. We are currently planning an active exploration and near term drill program for the Zebra property based on recommendations in our new 43-101 and a report prepared for Asarco in the 1980s.”

The Tombstone Exploration Project is an exploration and development project within the historic Tombstone Mining District, Cochise County, southeastern Arizona. Detailed studies of the minerals of the Tombstone Mining District have shown a large number and wide assortment of mineralization including silver, gold, copper, lead, and zinc minerals, which have been described along with manganese, tellurium, molybdenum, and vanadium. Although Tombstone is famous for bonanza silver deposits and is essentially a precious-metal district, the porphyry copper model of Lowell and Guilbert (1970) suggests the presence of a buried porphyry copper deposit at depth. Tombstone has the minerals rights to 9,700 acres of historical mining land and is the largest land holder in the Tombstone Mining District.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation’s most recent public filings with the U.S. Securities and Exchange Commission.

CONTACT:

Tombstone Exploration Corporation

Alan M. Brown, President

480-588-8920

480-452-0286 (fax)

alanmbrown@tombstonemining.com

www.tombstonemining.com

Investor Relations:

The Eversull Group, Inc.

Jack Eversull, President

972-571-1624

214-469-2361 (fax)

jack@theeversullgroup.com

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